November 21, 2023

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE: Cutler Trust File Nos. 33-52850 and 811-07242

Dear Ms. Dubey:

On September 5, 2023, you provided oral comments to Cassandra Borchers on Registrant’s first response to comments and draft proxy filed as correspondence on August 28, 2023 to Cassandra Borchers. Please find below a summary of your comments as and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy. A copy of the current version of the Proxy marked against the version submitted with the Registrant’s comment letter on August 28, 2023 is attached to aid in your review.

Comment 1. Supplementally explain in correspondence at the time of its determination to approve the advisory agreement, whether the Board was aware of the fact that the Adviser’s provision of investment management services to the Fund is not profitable for the Adviser and, if so, how the Board weighted this factor among other considerations.

Registrant’s Response:

The Adviser did realize a profit in the provision of investment advisory services to the Fund in the prior year. Therefore, in approving the new agreement, lack of profitability was not a consideration. The Board considered the fact that the Adviser may have been profitable during the time period reflected in Proposal #2, even when the Adviser was waiving a portion of its advisory fees.

Comment 2. Please revise Proposal #2 in the Proxy Statement to reflect the fact that the Adviser is seeking ratification of its costs of providing the advisory services, not the full advisory fees during the period referenced.

Registrant’s Response: Proposal #2 has been revised.

Comment 3. Further to prior comment #10 and your prior response, please disclose what would happen if a new proxy is not sent the shareholders, or if it is sent and proposal 2 is not approved.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632                                                    4888-6400-3706.2

November 21, 2023

REGISTRANT’S RESPONSE.

The Registrant has revised the information on page 18 in response to your additional comment:

“In the event that this Proposal 2 is not approved, a new proxy solicitation may be sent to shareholders to ratify the aforementioned accrued and paid costs of services provided by Cutler Investment Counsel, LLC. The Trustees have deliberated and confirmed that the Adviser is entitled to reimbursement of its costs in providing the services to the Fund, and Proposal #2 is being presented for the avoidance of any doubt. If a new proxy solicitation is not sent, or Proposal 2 fails to pass, the Trust and Cutler may further consider how to compensate Cutler for such services rendered. Cutler may also reevaluate whether it desires to continue providing services to the Fund”

Comment 4. In the first question on the top of page 5, please revise “nine” to “eight.”

REGISTRANT’S RESPONSE.

The requested revision has been made.

Comment 5. In the first question at the top of page 8, please remove “and 9.”

REGISTRANT’S RESPONSE.

The requested revision has been made.

Comment 6. On page 13, in the second paragraph under Background, please delete the second to last sentence, “Therefore, no change in the actual control or management of the Adviser occurred.”

REGISTRANT’S RESPONSE.

The requested revision has been made.

Comment 7. On page 14, please remove “and therefore, there was no change in control….” from the paragraph at the top of the page, or revise it to reflect that it was registrant’s belief…

REGISTRANT’S RESPONSE.

The requested revision has been made and the end of the sentence was revised to state:

“…and therefore, it is Registrant’s belief that there was no change in control and no termination of the Advisory Agreement.”

Please contact Cassandra Borchers if you have any further comments or questions at 513-352-6632.

November 21, 2023

Sincerely, /s/ Thompson Hine LLP Thompson Hine LLP

cc:	Matt Patten, Chairman and Trustee Erich Patten, President Robert F. Turner, Lead Independent Trustee Brooke Ashland, Chief Compliance Officer